SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                       of
                       the Securities Exchange Act of 1934


         Report on Form 6-K the period from 19 June 2006 to 30 June 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 19 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 16 June 2006 the Company had 514,374,688 Ordinary shares in issue.

     2. A notification dated 21 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 20 June 2006 the Company had 514,376,062 Ordinary shares in issue.
     3. A notification dated 22 June 2006 advising that UBS AG have a 11.31% interest in the issued Ordinary share capital of the Company.
     4.   A notification dated 23 June 2006 in accordance with Rules 8.1(a) and
          (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
     5. A notification dated 26 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 23 June 2006 the Company had 514,418,257 Ordinary shares in issue.
     6. A notification dated 26 June 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 3,629 Ordinary shares in the Company in which the directors have a technical interest.
     7. A notification dated 27 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 26 June 2006 the Company had 514,430,507 Ordinary shares in issue.
     8. A notification dated 27 June 2006 advising that UBS AG have a 11.20% interest in the issued Ordinary share capital of the Company.
     9. A notification dated 28 June 2006 advising that Barclays PLC have a 5.74% interest in the issued Ordinary share capital of the Company.
     10. A notification dated 29 June 2006 advising that Barclays PLC have a 3.72% interest in the issued Ordinary share capital of the Company.
     11. A notification dated 30 June 2006 advising that UBS AG have a 7.37% interest in the issued Ordinary share capital of the Company.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 19 JUNE 2006
                  AT 09.15 HRS UNDER REF: PRNUK-1906060914-0C6A


19 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 16 June 2006 it had in issue 514,374,688 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 21 JUNE 2006
                  AT 09.06 HRS UNDER REF: PRNUK-2106060905-465F

21 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 20 June 2006 it had in issue 514,376,062 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 22 JUNE 2006
                  AT 10.22 HRS UNDER REF: PRNUK-2206061021-0CEA


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                             2.   Name of shareholder having a major interest
--------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                                UBS AG

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that it         4.   Name of the registered holder(s) and, if more than one
     is in respect of holding of the shareholder named                holder, the number of shares held by each of them
     in 2 above or in respect of a non-beneficial
     interest or in the case of an individual holder if
     it is a holding of that person's spouse or children
     under the age of 18
--------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF THE PARTY                             SEE ATTACHED SCHEDULE
     NAMED IN 2 ABOVE
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued        7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of stock          class                            of stock disposed
     acquired
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                           10.  Date of transaction        11.  Date company informed

--------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                      20 JUNE 2006                    21 JUNE 2006

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                   13.  Total percentage holding of issued class following this notification
--------------------------------------------------------------------------------------------------------------------------------
     58,180,122                                                       11.31%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                  15.  Name of contact and telephone number for queries

--------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 21 JUNE 2006, THE BOC GROUP plc                CAROL HUNT
     HAS BEEN ADVISED THAT UBS AG HOLDS AN 11.31%                     DEPUTY COMPANY SECRETARY
     (PREVIOUSLY 7.15%) INTEREST IN THE ORDINARY SHARE                01276 807759
     CAPITAL OF THE COMPANY.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

--------------------------------------------------------------------------------------------------------------------------------
      CAROL HUNT

--------------------------------------------------------------------------------------------------------------------------------

Date of notification   22 JUNE 2006

--------------------------------------------------------------------------------------------------------------------------------

SCHEDULE 10 ATTACHMENT
UBS AG NOTIFICATION 21 JUNE 2006

---------------------------------------------- ---------------------------------
UBS BUSINESS GROUP / LEGAL ENTITY                    NUMBER OF SHARES HELD
---------------------------------------------- ---------------------------------
UBS AG LONDON BRANCH                                       37,258,513
---------------------------------------------- ---------------------------------
UBS GLOBAL ASSET MANAGEMENT LIFE LIMITED                   1,326,779
---------------------------------------------- ---------------------------------
UBS GLOBAL ASSET MANAGEMENT (UK) LIMITED                   1,473,913
---------------------------------------------- ---------------------------------
UBS GLOBAL ASSET MANAGEMENT - UBS AG                         18,527
---------------------------------------------- ---------------------------------
UBS FUND MANAGEMENT (SWITZERLAND) AG                         71,423
---------------------------------------------- ---------------------------------
UBS O'CONNOR LIMITED                                       1,045,000
---------------------------------------------- ---------------------------------
UBS AG (SWITZERLAND)                                       15,443,976
---------------------------------------------- ---------------------------------
UBS SECURITIES LLC                                           8,200
---------------------------------------------- ---------------------------------
UBS FINANCIAL SERVICES INC                                   1,060
---------------------------------------------- ---------------------------------
UBS-WW&BB - UBS AG                                           26,955
---------------------------------------------- ---------------------------------
UBS AG, JERSEY BRANCH                                        7,230
---------------------------------------------- ---------------------------------
UBS WEALTH MANAGEMENT (UK) LIMITED                         1,498,546
---------------------------------------------- ---------------------------------
TOTAL                                                      58,180,122
---------------------------------------------- ---------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 23 JUNE 2006
                  AT 14.21 HRS UNDER REF: PRNUK-2306061417-D73E


FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.   KEY INFORMATION

------------------------------------------------------ -----------------------------------------------------------------------
Name of person dealing (Note 1)                        Stephen Ellis ORMROD
------------------------------------------------------ -----------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ -----------------------------------------------------------------------
Class of relevant security to which the                Ordinary shares of 25 pence each
dealings being disclosed relate (Note 2)
------------------------------------------------------ -----------------------------------------------------------------------
Date of dealing                                        1 May 2006
------------------------------------------------------ -----------------------------------------------------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ---------------------- ----------------------
                                                                 Long                   Short

------------------------------------------------------ ---------------------- ----------------------
                                                         Number       (%)       Number       (%)

------------------------------------------------------ ---------- ----------- ---------- -----------
(1) Relevant securities                                  11,650     0.002%        N/A        N/A

------------------------------------------------------ ---------- ----------- ---------- -----------
(2) Derivatives (other than options)                       N/A        N/A         N/A        N/A

------------------------------------------------------ ---------- ----------- ---------- -----------
(3) Options and agreements to purchase/sell                N/A        N/A         N/A        N/A

------------------------------------------------------ ---------- ----------- ---------- -----------
Total                                                    11,650     0.002%        N/A        N/A

------------------------------------------------------ ---------- ----------- ---------- -----------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ---------------------- ----------------------
Class of relevant security:                                      Long                   Short

------------------------------------------------------ ---------------------- ----------------------
                                                         Number       (%)       Number       (%)

------------------------------------------------------ ---------- ----------- ---------- -----------
(1) Relevant securities                                    N/A        N/A         N/A        N/A

------------------------------------------------------ ---------- ----------- ---------- -----------
(2) Derivatives (other than options)                       N/A        N/A         N/A        N/A

------------------------------------------------------ ---------- ----------- ---------- -----------


                                                                    Page 7 of 25

------------------------------------------------------ ---------- ----------- ---------- -----------
(3) Options and agreements to purchase/sell                N/A        N/A         N/A        N/A

------------------------------------------------------ ---------- ----------- ---------- -----------
Total                                                      N/A        N/A         N/A        N/A

------------------------------------------------------ ---------- ----------- ---------- -----------

(c)  Rights to subscribe (Note 3)

------------------------------------------------------ -------------------------
Class of relevant security:                            Details


------------------------------------------------------ -------------------------
Ordinary Shares of 25p each                            60,698
------------------------------------------------------ -------------------------


3.   DEALINGS (Note 4)

(a)  Purchases and sales

------------------------------------- ---------------------------------- -----------------------------
Purchase/sale                         Number of securities               Price per unit (Note 5)
------------------------------------- ---------------------------------- -----------------------------
Purchase (SAYE)                       377                                894p
------------------------------------- ---------------------------------- -----------------------------


(b)  Derivatives transactions (other than options)

------------------ ----------------------- --------------------------------- -------------------------
Product name,      Long/short (Note 6)     Number of securities (Note 7)     Price per unit (Note 5)
e.g. CFD
------------------ ----------------------- --------------------------------- -------------------------
N/A                N/A                     N/A                               N/A
------------------ ----------------------- --------------------------------- -------------------------

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

---------------------- ------------------- ------------------------ ------------- ---------------- --------- -----------------
Product name,          Writing,            Number of securities     Exercise      Type, e.g.       Expiry    Option money
e.g. call option       selling,            to which the option      price         American,        date      paid/received
                       purchasing,         relates (Note 7)                       European etc.              per unit
                       varying etc.                                                                          (Note 5)
---------------------- ------------------- ------------------------ ------------- ---------------- --------- -----------------
N/A                    N/A                 N/A                      N/A           N/A              N/A       N/A
---------------------- ------------------- ------------------------ ------------- ---------------- --------- -----------------

(ii) Exercising

--------------------------------------------- ------------------------------------ -------------------------------------------
Product name, e.g. call option                Number of securities                 Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------ -------------------------------------------
SAYE                                          377                                  894p
--------------------------------------------- ------------------------------------ -------------------------------------------

(d)  Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------ -------------------------------------------
Nature of transaction (Note 8)                Details                              Price per unit (if applicable) (Note 5)

--------------------------------------------- ------------------------------------ -------------------------------------------
N/A                                           N/A                                  N/A
--------------------------------------------- ------------------------------------ -------------------------------------------


4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


----------------------------------------------------------------- -------------------------------------------------
Date of disclosure                                                23 June 2006
----------------------------------------------------------------- -------------------------------------------------
Contact name                                                      Sarah Larkins
----------------------------------------------------------------- -------------------------------------------------
Telephone number                                                  01276 807383
----------------------------------------------------------------- -------------------------------------------------
Name of offeree/offeror with which associated                     The BOC Group plc
----------------------------------------------------------------- -------------------------------------------------
Specify category and nature of associate status (Note 10)         Category (3) - directors (together with their
                                                                  close relatives and related trusts) of The BOC
                                                                  Group plc and its subsidiaries and fellow
                                                                  subsidiaries and their associated companies.
----------------------------------------------------------------- -------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

       THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
                             SERVICE ON 26 JUNE 2006
                  AT 09.26 HRS UNDER REF: PRNUK-2606060925-2FAB

26 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 23 June 2006 it had in issue 514,418,257 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 26 JUNE 2006
                  AT 15.23 HRS UNDER REF: PRNUK-2606061521-C0F5

26 June 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 26 June 2006 of 3,629 Ordinary shares of 25p each in the Company at an exercise price of 1008p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 3,629 Ordinary shares, the Trustee now holds 4,258,686 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,258,686 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON
                                  27 JUNE 2006
                  AT 09.07 HRS UNDER REF: PRNUK-2706060905-5315

27 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 26 June 2006 it had in issue 514,430,507 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 27 JUNE 2006
                  AT 16.47 HRS UNDER REF: PRNUK-2706061646-67DE


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                             2.   Name of shareholder having a major interest
--------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                                UBS AG

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that it         4.   Name of the registered holder(s) and, if more than one
     is in respect of holding of the shareholder named                holder, the number of shares held by each of them
     in 2 above or in respect of a non-beneficial
     interest or in the case of an individual holder if
     it is a holding of that person's spouse or children
     under the age of 18
--------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF THE PARTY                             SEE ATTACHED SCHEDULE
     NAMED IN 2 ABOVE
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued        7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of stock          class                            of stock disposed
     acquired
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                           10.  Date of transaction        11.  Date company informed

--------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                      23 JUNE 2006                    27 JUNE 2006

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                   13.  Total percentage holding of issued class following this notification
--------------------------------------------------------------------------------------------------------------------------------
     57,585,555                                                       11.20%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                  15.  Name of contact and telephone number for queries

--------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 26 JUNE 2006, THE BOC GROUP plc                SARAH LARKINS
     HAS BEEN ADVISED THAT UBS AG HOLDS AN 11.20%                     ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 11.31%) INTEREST IN THE ORDINARY SHARE               01276 807383
     CAPITAL OF THE COMPANY.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

--------------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification   27 JUNE 2006

--------------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 23 June 2006 UBS AG, through the registered holders listed below, had a notifiable interest in 57,585,555 Ordinary shares of 25p each in The BOC Group plc.

------------------------------------------ ------------------ ------------------
Registered Holder                                Holding          Percentage
------------------------------------------ ------------------ ------------------

------------------------------------------ ------------------ ------------------
Material Interest
------------------------------------------ ------------------ ------------------
UBS AG London Branch                           37,081,918            7.21%
------------------------------------------ ------------------ ------------------
UBS Global Asset Management Life Limited        1,326,779            0.26%
------------------------------------------ ------------------ ------------------

------------------------------------------ ------------------ ------------------
Non Material Interest
------------------------------------------ ------------------ ------------------
UBS Global Asset Management (UK) Limited        1,473,913            0.29%
------------------------------------------ ------------------ ------------------
UBS Global Asset Management - UBS AG             18,527              0.00%
------------------------------------------ ------------------ ------------------
UBS Fund Management (Switzerland) AG             71,423              0.01%
------------------------------------------ ------------------ ------------------
UBS O'Connor Limited                            1,055,000            0.21%
------------------------------------------ ------------------ ------------------
UBS AG (Switzerland)                           15,018,454            2.92%
------------------------------------------ ------------------ ------------------
UBS Securities LLC                                9,000              0.00%
------------------------------------------ ------------------ ------------------
UBS Financial Services Inc.                       1,060              0.00%
------------------------------------------ ------------------ ------------------
UBS - WW&BB - UBS AG                             26,955              0.01%
------------------------------------------ ------------------ ------------------
UBS AG, Jersey Branch                             7,230              0.00%
------------------------------------------ ------------------ ------------------
UBS Wealth Management UK (Ltd)                  1,495,296            0.29%
------------------------------------------ ------------------ ------------------

------------------------------------------ ------------------ ------------------
UBS AG TOTAL                                   57,585,555           11.20%
------------------------------------------ ------------------ ------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 28 JUNE 2006
                  AT 14.23 HRS UNDER REF: PRNUK-2806061421-2027


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                             2.   Name of shareholder having a major interest

     THE BOC GROUP plc                                                BARCLAYS PLC THROUGH THE FOLLOWING LEGAL ENTITIES: -
                                                                      BARCLAYS GLOBAL INVESTORS JAPAN LTD - 207,527
                                                                      BARCLAYS GLOBAL INVESTORS LTD - 6,424,252
                                                                      BARCLAYS CAPITAL SECURITIES LTD - 879,300
                                                                      GERRARD LTD - 3,023,483
                                                                      BARCLAYS LIFE ASSURANCE CO LTD - 823,504
                                                                      BARCLAYS PRIVATE BANK AND TRUST LTD - 163
                                                                      BARCLAYS GLOBAL INVESTORS CANADA LTD - 36,236
                                                                      BARCLAYS GLOBAL INVESTORS, N.A. - 5,469,313
                                                                      BARCLAYS BANK PLC - 10,287,520
                                                                      BARCLAYS GLOBAL FUND ADVISORS - 1,514,232
                                                                      BARCLAYS BANK TRUST COMPANY LTD - 65,277
                                                                      BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING - 575,663
                                                                      BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD - 184,849
                                                                      BARCLAYS PRIVATE BANK LTD - 6,920
                                                                      BARCLAYS PRIVATE BANK AND TRUST LTD - 4,220
                                                                      BARCLAYS CAPITAL INC - 10,240
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that            4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder                   holder, the number of shares held by each of them
     named in 2 above or in respect of a non-beneficial
     interest or in the case of an individual holder if
     it is a holding of that person's spouse or children              SEE ATTACHED SCHEDULE.
     under the age of 18

     NOTIFICATION IN RESPECT OF PARTY
     NAMED IN 2 ABOVE.


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued        7.   Number of                  8.   Percentage of issued class
     shares/amount of                class                            shares/amount of stock
     stock acquired                                                   disposed



--------------------------------------------------------------------------------------------------------------------------------


                                                                   Page 15 of 25

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                           10.  Date of transaction        11.  Date company informed

     ORDINARY SHARES OF 25P EACH                                      23 JUNE 2006                    28 JUNE 2006


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                   13.  Total percentage holding of issued class following this notification

     29,512,699                                                       5.74%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                  15.  Name of contact and telephone number for queries

     IN A LETTER DATED 26 JUNE 2006, THE BOC GROUP plc                SARAH LARKINS
     HAS BEEN ADVISED THAT BARCLAYS PLC HOLDS A 5.74%                 ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 3.87%) INTEREST IN THE ORDINARY SHARE                01276 807383
     CAPITAL OF THE COMPANY.

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification ___28 JUNE 2006_________

--------------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 23 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 29,512,699 Ordinary shares of 25p each in The BOC Group plc.

--------------------------------------- --------------------- ------------------
Registered Holder                        Account Information        Holding
--------------------------------------- --------------------- ------------------
Bank of Ireland                                426360                2,619
--------------------------------------- --------------------- ------------------
Bank of New York                                                    36,101
--------------------------------------- --------------------- ------------------
Barclays Capital Nominees Limited                                    7,440
--------------------------------------- --------------------- ------------------
Barclays Capital Nominees Limited                                    9,862
--------------------------------------- --------------------- ------------------
Barclays Capital Nominees Limited                                   869,438
--------------------------------------- --------------------- ------------------
Barclays Capital Nominees Limited                                 10,287,520
--------------------------------------- --------------------- ------------------
Barclays Capital Securities Ltd.                                     2,800
--------------------------------------- --------------------- ------------------
Barclays Global Investors Canada                                    36,236
--------------------------------------- --------------------- ------------------
Barclays Trust Co & Others                                           1,114
--------------------------------------- --------------------- ------------------
Barclays Trust Co as Exec/ADM                                         25
--------------------------------------- --------------------- ------------------
Barclays Trust Co DMC69                                             13,500
--------------------------------------- --------------------- ------------------
Barclays Trust Co R69                                               50,638
--------------------------------------- --------------------- ------------------
BNP Paribas                                                         21,070
--------------------------------------- --------------------- ------------------
Chase Nominees Ltd                              16376               248,661
--------------------------------------- --------------------- ------------------
Chase Nominees Ltd                              20947              1,932,596
--------------------------------------- --------------------- ------------------
Chase Nominees Ltd                              28270               164,224
--------------------------------------- --------------------- ------------------
Chase Nominees Ltd                              28270               31,531
--------------------------------------- --------------------- ------------------
CIBC Mellon Global Securities                                       16,366
--------------------------------------- --------------------- ------------------
Clydesdale Nominees HGB0125                  00068640801             2,520
--------------------------------------- --------------------- ------------------
Clydesdale Nominees HGB0225                  00120146302             1,700
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       603856                2,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       608459                 250
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       611717                 925
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       615411                 500
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       617906                 800
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       635860                 500
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       639311                1,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       643975                1,500
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       653035                1,400
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       658574                 575
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       658729                 630
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       660302                1,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       660318               12,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       660632                1,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       660758                7,600
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       660851                2,500
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       660968                1,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       768557                3,300
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       770101                2,850
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       774160                 400
--------------------------------------- --------------------- ------------------
Greig Middleton Nominees Limited (GM1)                              312,584
--------------------------------------- --------------------- ------------------
Greig Middleton Nominees Ltd (GM3)            126066DA               1,000
--------------------------------------- --------------------- ------------------
Greig Middleton Nominees Ltd (GM3)            220805DN              20,500
--------------------------------------- --------------------- ------------------
Greig Middleton Nominees Ltd (GM3)            523475DN              125,000
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                         1,997
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        57,729
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        154,026
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        111,568
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                       1,212,468
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        46,970
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        518,119
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        108,447
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        86,661
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                         3,973
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                         2,695
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        28,623
--------------------------------------- --------------------- ------------------

--------------------------------------- --------------------- ------------------
Registered Holder                        Account Information        Holding
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        14,500
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                       2,578,961
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        30,319
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                         8,145
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        346,716
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        129,528
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        21,670
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        817,266
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16331               107,185
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16338               30,522
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16341               277,206
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Ciustody)                        16341               74,087
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16342               64,771
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16344               24,540
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16345               40,810
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16400              4,218,671
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         17011                8,628
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         18408               21,705
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 139,044
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 16,316
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 68,704
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 73,740
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  1,384
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 25,882
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 45,805
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  1,261
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  4,604
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  3,953
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 60,844
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 30,933
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 29,668
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  1,812
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 12,728
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  5,102
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 59,306
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 52,026
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  1,325
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 276,308
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 54,752
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                   257
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  2,085
--------------------------------------- --------------------- ------------------
Master Trust Bank                                                    1,600
--------------------------------------- --------------------- ------------------
Mellon Trust - US Custodian                                         37,571
--------------------------------------- --------------------- ------------------
Mellon Trust - US Custodian                                         20,217
--------------------------------------- --------------------- ------------------
Mellon Trust of New England                                         22,116
--------------------------------------- --------------------- ------------------
Mitsubishi Trust International                                       1,116
--------------------------------------- --------------------- ------------------
Mitsui Asset                                                         8,368
--------------------------------------- --------------------- ------------------
Northern Trust Bank - BGI SEPA                                      11,892
--------------------------------------- --------------------- ------------------
Northern Trust Bank - BGI SEPA                                      46,852
--------------------------------------- --------------------- ------------------
Northern Trust Bank - BGI SEPA                                      58,494
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited                                         1,743,485
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited a/c AK1                                  381,011
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited a/c BL1                                  75,641
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited a/c CM1                                  54,636
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited GP1                                      160,138
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited SA1                                      107,758
--------------------------------------- --------------------- ------------------
Reflex Nominees Limited                                               163
--------------------------------------- --------------------- ------------------
State Street Bank & Trust - W1                                      42,696
--------------------------------------- --------------------- ------------------
State Street Bank and Trust Co                                      44,920
--------------------------------------- --------------------- ------------------
State Street Boston                                                 263,697
--------------------------------------- --------------------- ------------------
State Street Trust of Canada                                        38,142
--------------------------------------- --------------------- ------------------

--------------------------------------- --------------------- ------------------
The Northern Trust Company - U                                      26,714
--------------------------------------- --------------------- ------------------
Trust & Custody Services Bank                                        5,122
--------------------------------------- --------------------- ------------------
Trust & Custody Services Bank                                         310
--------------------------------------- --------------------- ------------------
Zeban Nominees Limited                                               6,920
--------------------------------------- --------------------- ------------------
                                        TOTAL                     29,512,699
--------------------------------------- --------------------- ------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 29 JUNE 2006
                  AT 14.33 HRS UNDER REF: PRNUK-2906061431-D89E


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                             2.   Name of shareholder having a major interest

     THE BOC GROUP plc                                                BARCLAYS PLC THROUGH THE FOLLOWING LEGAL ENTITIES: -
                                                                      BARCLAYS GLOBAL INVESTORS LTD - 6,424,252
                                                                      BARCLAYS GLOBAL INVESTORS CANADA LTD - 36,236
                                                                      BARCLAYS PRIVATE BANK AND TRUST LTD - 163
                                                                      BARCLAYS CAPITAL INC - 10,240
                                                                      GERRARD LTD - 2,930,071
                                                                      BARCLAYS GLOBAL INVESTORS, N.A. - 5,467,559
                                                                      BARCLAYS BANK TRUST COMPANY LTD - 65,277
                                                                      BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD - 184,849
                                                                      BARCLAYS PRIVATE BANK LTD - 6,920
                                                                      BARCLAYS GLOBAL INVESTORS JAPAN LTD - 207,527
                                                                      BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING - 575,663
                                                                      BARCLAYS GLOBAL FUND ADVISORS - 1,517,328
                                                                      BARCLAYS CAPITAL SECURITIES LTD - 879,080
                                                                      BARCLAYS PRIVATE BANK AND TRUST LTD - 4,220
                                                                      BARCLAYS LIFE ASSURANCE CO LTD - 823,504
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that            4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder                   holder, the number of shares held by each of them
     named in 2 above or in respect of a non-beneficial
     interest or in the case of an individual holder
     if it is a holding of that person's spouse or                    SEE ATTACHED SCHEDULE.
     children under the age of 18

     NOTIFICATION IN RESPECT OF PARTY NAMED
     IN 2 ABOVE.


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued        7.   Number of                  8.   Percentage of issued class
     shares/amount of                class                            shares/amount of stock
     stock acquired                                                   disposed



--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                           10.  Date of transaction        11.  Date company informed

     ORDINARY SHARES OF 25P EACH                                      26 JUNE 2006                    29 JUNE 2006


--------------------------------------------------------------------------------------------------------------------------------


                                                                   Page 20 of 25

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                   13.  Total percentage holding of issued class following this notification

     19,132,889                                                       3.72%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                  15.  Name of contact and telephone number for queries

     IN A LETTER DATED 27 JUNE 2006, THE BOC GROUP plc                SARAH LARKINS
     HAS BEEN ADVISED THAT BARCLAYS PLC HOLDS A 3.72%                 ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 5.74%) INTEREST IN THE ORDINARY SHARE                01276 807383
     CAPITAL OF THE COMPANY.

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification ___29 JUNE 2006_________

--------------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 26 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 19,132,889 Ordinary shares of 25p each in The BOC Group plc.

--------------------------------------- --------------------- ------------------
Registered Holder                        Account Information       Holding
--------------------------------------- --------------------- ------------------
Bank of Ireland                                426360                2,619
--------------------------------------- --------------------- ------------------
Bank of New York                                                    36,101
--------------------------------------- --------------------- ------------------
Barclays Capital Nominees Limited                                    7,440
--------------------------------------- --------------------- ------------------
Barclays Capital Nominees Limited                                    9,862
--------------------------------------- --------------------- ------------------
Barclays Capital Nominees Limited                                   869,218
--------------------------------------- --------------------- ------------------
Barclays Capital Securities Ltd.                                     2,800
--------------------------------------- --------------------- ------------------
Barclays Global Investors Canada                                    36,236
--------------------------------------- --------------------- ------------------
Barclays Trust Co & Others                                           1,114
--------------------------------------- --------------------- ------------------
Barclays Trust Co as Exec/ADM                                         25
--------------------------------------- --------------------- ------------------
Barclays Trust Co DMC69                                             13,500
--------------------------------------- --------------------- ------------------
Barclays Trust Co R69                                               50,638
--------------------------------------- --------------------- ------------------
BNP Paribas                                                         21,070
--------------------------------------- --------------------- ------------------
Chase Nominees Ltd                              16376               248,661
--------------------------------------- --------------------- ------------------
Chase Nominees Ltd                              20947              1,932,596
--------------------------------------- --------------------- ------------------
Chase Nominees Ltd                              28270               31,531
--------------------------------------- --------------------- ------------------
Chase Nominees Ltd                              28270               164,224
--------------------------------------- --------------------- ------------------
CIBC Mellon Global Securities                                       16,366
--------------------------------------- --------------------- ------------------
Clydesdale Nominees HGB0125                  00068640801             2,520
--------------------------------------- --------------------- ------------------
Clydesdale Nominees HGB0225                  00120146302             1,700
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       603856                2,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       608459                 250
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       611717                 925
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       615411                 500
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       617906                 800
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       635860                 500
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       639311                1,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       643975                1,500
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       653035                1,400
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       658574                 575
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       658729                 630
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       660968                1,000
--------------------------------------- --------------------- ------------------
Gerrard Nominees Limited                       770101                2,850
--------------------------------------- --------------------- ------------------
Greig Middleton Nominees Limited (GM1)                              291,484
--------------------------------------- --------------------- ------------------
Greig Middleton Nominees Ltd (GM3)            126066DA               1,000
--------------------------------------- --------------------- ------------------
Greig Middleton Nominees Ltd (GM3)            220805DN              20,500
--------------------------------------- --------------------- ------------------
Greig Middleton Nominees Ltd (GM3)            523475DN              125,000
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                       1,212,468
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        157,122
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                         8,145
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                         3,973
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        518,119
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        86,661
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        817,266
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        346,716
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                       2,578,961
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        30,319
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        129,528
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        111,568
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        57,729
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        21,670
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        46,970
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        28,623
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                         2,695
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        108,447
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                        14,500
--------------------------------------- --------------------- ------------------
Investors Bank and Trust Co.                                         1,997
--------------------------------------- --------------------- ------------------

--------------------------------------- --------------------- ------------------
Registered Holder                        Account Information        Holding
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16331               107,185
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16338               30,522
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16341               277,206
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Ciustody)                        16341               74,087
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16342               64,771
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16344               24,540
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16345               40,810
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         16400              4,218,671
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         17011                8,628
--------------------------------------- --------------------- ------------------
JP Morgan (BGI Custody)                         18408               21,705
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  1,384
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 45,805
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  3,953
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 54,752
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 29,668
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                   257
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 276,308
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  2,085
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 68,704
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 139,044
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 30,933
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 73,740
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  1,325
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 60,844
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 59,306
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  1,812
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  1,261
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 12,728
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  5,102
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 16,316
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 25,882
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                  4,604
--------------------------------------- --------------------- ------------------
JPMorgan Chase Bank                                                 52,026
--------------------------------------- --------------------- ------------------
Master Trust Bank                                                    1,600
--------------------------------------- --------------------- ------------------
Mellon Trust - US Custodian                                         37,571
--------------------------------------- --------------------- ------------------
Mellon Trust - US Custodian                                         20,217
--------------------------------------- --------------------- ------------------
Mellon Trust of New England                                         22,116
--------------------------------------- --------------------- ------------------
Mitsubishi Trust International                                       1,116
--------------------------------------- --------------------- ------------------
Mitsui Asset                                                         8,368
--------------------------------------- --------------------- ------------------
Northern Trust Bank - BGI SEPA                                      11,892
--------------------------------------- --------------------- ------------------
Northern Trust Bank - BGI SEPA                                      56,740
--------------------------------------- --------------------- ------------------
Northern Trust Bank - BGI SEPA                                      46,852
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited                                         1,704,540
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited a/c AK1                                  375,744
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited a/c BL1                                  75,641
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited a/c CM1                                  54,636
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited GP1                                      159,838
--------------------------------------- --------------------- ------------------
R C Greig Nominees Limited SA1                                      107,758
--------------------------------------- --------------------- ------------------
Reflex Nominees Limited                                               163
--------------------------------------- --------------------- ------------------
State Street Bank & Trust - W1                                      42,696
--------------------------------------- --------------------- ------------------
State Street Bank and Trust Co                                      44,920
--------------------------------------- --------------------- ------------------
State Street Boston                                                 263,697
--------------------------------------- --------------------- ------------------
State Street Trust of Canada                                        38,142
--------------------------------------- --------------------- ------------------
The Northern Trust Company - U                                      26,714
--------------------------------------- --------------------- ------------------
Trust & Custody Services Bank                                        5,122
--------------------------------------- --------------------- ------------------
Trust & Custody Services Bank                                         310
--------------------------------------- --------------------- ------------------
Zeban Nominees Limited                                               6,920
--------------------------------------- --------------------- ------------------
                                        TOTAL                     19,132,889
--------------------------------------- --------------------- ------------------

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 30 JUNE 2006
                 AT 09.41 HRS UNDER REF: PRNUK-3006060936-C954


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                             2.   Name of shareholder having a major interest

--------------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      UBS AG

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that            4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder                   holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
--------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF THE PARTY                             UBS AG LONDON BRANCH - 37,576,042
     NAMED IN 2 ABOVE                                                 UBS GLOBAL ASSET MANAGEMENT LIFE LIMITED - 1,326,779
                                                                      UBS SECURITIES LLC - 9,800
                                                                      UBS FINANCIAL SERVICES INC - 1,060
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued        7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of                class                            of stock disposed
     stock acquired
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                           10.  Date of transaction        11.  Date company informed

--------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                      27 JUNE 2006                    29 JUNE 2006

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                   13.  Total percentage holding of issued class following this notification
--------------------------------------------------------------------------------------------------------------------------------
     37,913,681                                                       7.37%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                  15.  Name of contact and telephone number for queries

--------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 28 JUNE 2006, THE BOC GROUP plc                SARAH LARKINS
     HAS BEEN ADVISED THAT UBS AG HOLDS A 7.37%                       ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 11.20%) INTEREST IN THE ORDINARY                     01276 807383
     SHARE CAPITAL OF THE COMPANY.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

--------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification   30 JUNE 2006

--------------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  July 3, 2006



                                       By:    /s/   Sarah Larkins
                                             -----------------------------------
                                             Name:  Sarah Larkins
                                             Title: Assistant Company Secretary